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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A.       Name of issuer or person filing ("Filer"):

                               QUEBECOR WORLD INC.

B.       This is (check one):

         [X]      An original filing for the Filer.

         [ ]      An amended filing for the Filer.

C. Identify the filing in conjunction with which this form is being filed:

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
                             Name of registrant:    QUEBECOR WORLD INC.

                                      Form type:    Statement on Schedule 13E-4F


                         File number (if known):    (Not Available)

                                       Filed by:    QUEBECOR WORLD INC.

Date filed (if filed concurrently, so indicate):    April 28, 2003
                                                    (Form F-X filed concurrently with Schedule 13E-4F)
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D.       The Filer is incorporated or organized under the laws of

                                     CANADA

         and has its principal place of business at

                                      612 Saint-Jacques Street
                                      Montreal, Quebec, Canada
                                      H3C 4M8
                                      Telephone:  (514) 954-0101


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E. The Filer designates and appoints CT CORPORATION SYSTEM (the "Agent"), located at:

                                     111 Eighth Avenue
                                     New York, New York 10011
                                     Telephone:  (212) 894-8912

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Schedule 13E-4F on April 28, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or
(iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from following the effective date of the latest amendment to such Schedule 13E-4F. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 13E-4F, the securities to which the
Schedule 13E-4F relate, and the transactions in such securities.


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                  The Filer certifies that it has duly caused this power of
attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada, this 28th day of April, 2003.


                                        Filer:   QUEBECOR WORLD INC.



                                        By:     /s/ Raynald Lecavalier
                                           --------------------------------
                                        Name:   Raynald Lecavalier
                                        Title:  Vice President, Corporate
                                                General Counsel and Secretary



                                        By:     /s/ Denis Aubin
                                           --------------------------------
                                        Name:   Denis Aubin
                                        Title:  Senior Vice President,
                                                Corporate Finance and Treasury



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This statement has been signed by the following person in the capacity indicated
on this 28th day of April, 2003.


                                             CT CORPORATION SYSTEM,
                                             as Agent for Service of Process for
                                             QUEBECOR WORLD INC.



                                             By:     /s/ Robin LaPeters
                                                --------------------------------
                                             Name:   Robin LaPeters
                                             Title:  Assistant Secretary